UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2004

Commission file number:

1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
 (Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________ .

EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On January 22, 2004, SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing SAP’s financial results for the fourth quarter ended December 31, 2003. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The press release discloses certain financial measures, such as EBITDA, free cash flow, pro forma operating income, operating pro forma marging, pro forma net income and pro forma EPS, which are considered non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Management believes that EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. Pro forma operating income excludes acquisition related charges and settlements of stock-based compensation plans as well as stock-based compensation expenses. Pro forma net income and pro forma EPS also exclude in addition impairment related charges. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with GAAP. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures.

In addition, management gives guidance based on GAAP and non-GAAP financial measures. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock based compensation, impairment related charges and acquisition related charges. Management deems these expenses as either not being meaningful to fully assess the financial performance of our core operations or as highly dependent on the movement of SAP’s share price, or the share price of companies we acquire or in which we invest.

As used herein, “GAAP” refers to generally accepted accounting principles in the United States.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated January 22, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann
Name: Prof. Dr. Henning Kagermann
Title: Co-Chairman and CEO

By:	/s/ Werner Brandt
Name: Dr. Werner Brandt
Title: CFO

Date: January 22, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Press Release dated January 22, 2004

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